Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes a communication sent to employees of TD Bank, America’s Most Convenient Bank and The Toronto-Dominion Bank on June 15, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to TD Bank Financial Group, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-756-8936, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK, AMERICA’S MOST CONVENIENT BANK
AND THE TORONTO-DOMINION BANK ON JUNE 15, 2010.
Daily News Brief
June 15, 2010
Compiled by Jimmy A. Hernandez, Corporate and Public Affairs

TD BANK NEWS
1.	Shareholder Vote on South Financial-TD Bank Merger Expected in August, Preliminary Proxy Has Been Filed With SEC — Greenville Online (SC)
The preliminary proxy on the merger of The South Financial Group with TD Bank Financial Group has been filed with the Securities Exchange Commission, with a final proxy expected to be filed between the first week in July and the first week in August.
2.	TD Bank Hopes To Raise $1 Million For Special Olympics — About.com, Linda’s Long Island, NY Blog
TD Bank and TD AMERITRADE have announced the launch of their annual 2010 “Be a FAN!” campaign which encourages customers and employees to support Special Olympics Programs by donating at local branches. This year, for the first time, TD AMERITRADE will also partake in the initiative.

INDUSTRY NEWS
1.	Banks, Vendors Scramble to Update Overdraft Systems — American Banker
With the first deadline of the Federal Reserve’s new overdraft fee requirements just two weeks away, banks and technology vendors are hurriedly updating the systems they will need to keep track of consumers who have opted in for coverage.
2.	Bauer: Four S. Fla. Credit Unions Problematic — South Florida Business Journal
Bauer Financial found four “problematic” credit unions in South Florida during the first quarter, but the vast majority of the nonprofit institutions were in good shape.
3.	Giving In On Trading, Bankers Turn To Other Losses — The New York Times
Bankers have all but given up on defeating one of the most contentious provisions in the financial regulation bill — one that would effectively bar federally insured banks from trading for their own accounts — and are now focusing on battles like heading off a prohibition on derivatives trading.

TD BANK NEWS
1.	Shareholder Vote on South Financial-TD Bank Merger Expected in August, Preliminary Proxy Has Been Filed With SEC By Jenny Munro June 15, 2010 — Greenville Online (SC)
The preliminary proxy on the merger of The South Financial Group with TD Bank Financial Group has been filed with the Securities Exchange Commission, with a final proxy expected to be filed between the first week in July and the first week in August.
South Financial shareholders will vote about 20 days after the final proxy is filed and mailed to them, said William Crawford, chief legal and risk officer with the Greenville-based bank holding company. That will put the vote likely between the first week and last week of August.
The only difference in the preliminary proxy, which can be found at www.sec.gov, and the final proxy will be the dates, he said.
H. Lynn Harton, president and chief executive officer of South Financial, said the proxy outlines and emphasizes why South Financial’s management thinks the merger with Canada-based TD Bank is “the best outcome.”
He gave four reasons he believes shareholders should vote in favor of the merger.
First, TD Bank “is a strong partner,” he said, adding it is one of three banks in the United States with an AAA rating. Also, “their culture is similar to ours. They have a passion for customer service. They believe in local delivery.”
He also said it is important for shareholders that “they’re executing on a growth strategy.” TD expressed interest in South Financial, the parent company of Carolina First, because of plans to grow its presence in the Southeast.
Finally, “this was the one company that was willing to look beyond our problems and see the potential,” Harton said.
TD signed a definitive agreement with South Financial for TD to acquire all outstanding common shares of the company for approximately $61 million in cash or TD common stock. Common shareholders of South Financial will have the right to elect to receive either 28 cents in cash, or .004 shares of TD common stock, for each outstanding South Financial common share.
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2.	TD Bank Hopes To Raise $1 Million For Special Olympics By Linda Tagliaferro June 15, 2010 — About.com, Linda’s Long Island, NY Blog
TD Bank and TD AMERITRADE have announced the launch of their annual 2010 “Be a FAN!” campaign which encourages customers and employees to support Special Olympics

Programs by donating at local branches. This year, for the first time, TD AMERITRADE will also partake in the initiative.
You can donate directly at any TD Bank teller counter. 94% of all doations will benefit the Special Olympics, Founded in 1968 by Eunice Kennedy Shriver, the Special Olympics movement has grown from a few hundred athletes to more than 3.4 million athletes in over 170 countries, providing year-round sports training, athletic competition and other related programs.
Special Olympics provides people with intellectual disabilities with opportunities to realize their potential, develop physical fitness, demonstrate courage and experience joy and friendship. For more information, visit Special Olympics.
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INDUSTRY NEWS
1.	Banks, Vendors Scramble to Update Overdraft Systems By Andrew Johnson June 15, 2010 — American Banker
With the first deadline of the Federal Reserve’s new overdraft fee requirements just two weeks away, banks and technology vendors are hurriedly updating the systems they will need to keep track of consumers who have opted in for coverage.
A significant number of banks, especially small ones, will be caught unprepared when the rules kick in July 1, vendors say. And others will be forced to leave some revenue on the table because their systems won’t be able to identify some payments that can still incur fees.
“I think a lot of community banks, quite honestly, have maybe been putting off the inevitable,” said Mark Flamme, a director leading the Midwest banking practice for West Monroe Partners, a consulting firm. “Now that the regulation is here, the potential income losses are real. I think we’re going to see institutions really kind of scrambling.”
Under the changes to Regulation E, consumers must elect to receive overdraft protection if a bank plans to charge fees for covering automated teller machine and one-time debit card transactions that exceed the balance in a customer’s account.
“We would estimate in an average bank, up to 40% of that overdraft revenue is at risk” because it is associated with point of sale and ATM channels, said Dan Shannon, the senior vice president and general manager of consulting services at the Jacksonville, Fla., core vendor Fidelity National Information Services Inc.
Much of the work core vendors have undertaken in response to Reg E has centered around adding new data fields to banks’ core systems. Not only can this indicate whether a customer has elected for overdraft protection, but banks can also use the information to fine-tune their marketing efforts — for example, by promoting overdraft protection to people who have used the service in the past but have not opted in now.

Banks have been notifying their customers of the changes through direct mailings, online messages and telephone calls in an effort to get people to opt in. The rules also mandate that banks send customers who opt in for the coverage a confirmation message to ensure their decision was intentional.
Open Solutions Inc., a core vendor that works with small and mid size banks, began notifying clients in February of their ability to add temporary input fields to its core programs to track customer responses, said Sue Pinsonneault, a product manager for retail delivery.
In May the company began delivering a permanent system update to clients that worked off the data they had inputted in the temporary fields created with their customer records, she said.
“We provided that opt-in field, we produce reports when that field is changed, and based on when that field is changed, we will generate a customizable notice that the institution sends to the consumer to confirm that they had opted in,” Pinsonneault said. “We can identify the source of the overdraft and go out and look at whether the person has opted in.”
Even for banks that did start their compliance efforts early, there are still technical issues that are not likely to be resolved before the rules take effect for new customers July 1 and existing customers Aug. 15.
For example, the rules do not cover recurring debit payments, such as an automatic utility bill payment tied to a consumer’s debit card, which means banks can still assess fees for covering overdrafts that result from such transactions regardless of whether has customer opted in for protection.
However, discerning between one-time and recurring debit payments is difficult because that information often is not included in transaction data.
Core system providers say most payments networks do not pass along this data currently. An exception is the Star debit network, which “has mandated for several years that acquirers must include a ‘recurring’ transaction indicator,” a spokeswoman for First Data Corp., which operates the network, said in by e-mail.
Banks that use Star “are therefore able to identify any Star transaction that the consumer has set up on a recurring basis.”
Historically, debit transactions “were grouped together because there was no reason to have them separated,” said Dennis Gorges, the director of internal audit and compliance for Jack Henry & Associates Inc.
Coding for recurring versus nonrecurring debit card payments is “kind of a huge deal because all the switches ... also have to make changes,” Gorges said. “We have to be certified with those switches right now.”
Jack Henry and its competitors say their customer accounting programs are ready to track customers that have opted in to overdraft protection and determine when a fee can and cannot be assessed. However, there is little they can do to distinguish between recurring and nonrecurring payments until those details are incorporated into the data that is delivered to banks.

“I believe it will ultimately all be resolved but no, I do not believe it will be resolved by July 1,” said Pam Phillips, the product manager for the PhoenixEFE core system sold by Harland Financial Solutions Inc. in Lake Mary, Fla.
“There is a possibility there could be a loss of fee income that could have been collected that wasn’t” from recurring debit card payments, she said.
Though an important issue, it is not likely to have a huge financial impact, since most debit transactions are one-time.
Kevin Gregoire, the chief operating officer of card services at Fiserv Inc., estimated that about 2.5% of debit card transactions are recurring.
Still, Fiserv has made changes to its systems to address that aspect of the regulation.
“We’ve enhanced our systems so that provided the transaction includes a recurring payment indicator, we can capture that recurring payment indicator and use it both at the point of authorization as well as at the point of settlement,” Gregoire said.
That capability is dependent, though, on electronic funds transfer processors providing such an indicator.
“The problem is you’ve got to talk with kazillions of different networks to figure out if it’s recurring or nonrecurring,” said Bart Narter, a senior analyst with the Boston research firm Celent.
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2.	Bauer: Four S. Fla. Credit Unions Problematic By Brian Bandell June 15, 2010 — South Florida Business Journal
Bauer Financial found four “problematic” credit unions in South Florida during the first quarter, but the vast majority of the nonprofit institutions were in good shape.
The Coral Gables-based company uses federal regulatory data to rate credit unions based on capital ratio, profit/loss trend, delinquent loans and other factors. Bauer ranks from a high of five stars to a low of zero stars.
The largest local credit unions rated two stars (problematic) were Miramar-based Tropical Financial Credit Union and West Palm Beach-based First Choice Credit Union. Both reported that 2.8 percent of their assets were nonperforming. Their net worth ratios were barely above the regulatory requirement to be “well capitalized.” Tropical Financial’s $2.7 million first quarter loss was the worst among local credit unions. Both also received two stars in the fourth quarter.
West Palm Beach-based PBC Credit Union also kept its two-star rating. It reported that 4 percent of its assets were nonperforming.
Bauer downgraded Fort Lauderdale-based Sentinel Graphics Federal Credit Union to two stars. The $11 million-asset credit union serves employees of the South Florida Sun-

Sentinel and the Printing Association of Florida. The newspaper has laid off employees over the past few years.
Bauer also gave Melbourne-based Space Coast Credit Union, which has 19 branches in South Florida, two stars. Its net worth to asset ratio was 6.45 percent, which is below the 7 percent required of a “well capitalized” credit union.
Space Coast acquired financially struggling Eastern Financial Credit Union in 2009.
Most local credit unions with more than $100 million in assets were in good condition.
Bauer gave five stars to:
Miami-based South Florida Educational Federal Credit Union
Doral-based Dade County Federal Credit Union, which recently acquired Keys Federal Credit Union
Miami-based University Credit Union
Miami Lakes-based Jetstream Federal Credit Union
West Palm Beach-based Gold Coast Federal Credit Union
Bauer rated Pembroke Pines-based Power Financial Credit Union and Fort Lauderdale-based Brightstar Credit Union four stars.
Boca Raton-based IBM Southeast Employees Federal Credit Union, the largest credit union based in South Florida, received three stars, as did Margate-based City County Credit Union of Fort Lauderdale.
The most profitable South Florida credit union in the first quarter was Brightstar, with net income of $543,000.
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3.	Giving In On Trading, Bankers Turn To Other Losses By Edward Wyatt June 14, 2010 — The New York Times
Bankers have all but given up on defeating one of the most contentious provisions in the financial regulation bill — one that would effectively bar federally insured banks from trading for their own accounts — and are now focusing on battles like heading off a prohibition on derivatives trading.
As House and Senate negotiators head into a final push to send the legislation to President Obama, they have largely agreed to stricter limits on so-called proprietary trading than those envisioned in the versions passed by either chamber.
That outcome would be a victory for the White House and for the provision’s most dogged advocate, Paul A. Volcker, the former Federal Reserve chairman.
But with the so-called Volcker Rule now likely to become law after appearing to be dead at earlier points in the legislative process, banks are battling hard to fend off further restrictions on their activities.

Much of the action centers on a provision sponsored by Senator Blanche Lincoln, Democrat of Arkansas, to effectively bar banks from trading derivatives, the complex instruments that have been implicated in the financial system chaos that followed the near collapse of the mortgage market in 2008.
On Monday, Mrs. Lincoln offered to ease some of the toughest elements of her provision, but not enough to assuage Wall Street’s concerns.
Under her latest proposal, banks would have two years to spin off their derivatives arms. A bank holding company could still maintain a derivatives operation — but as a separate affiliate with its own capital, not as part of a commercial bank. In addition, companies that are not major dealers in derivatives would be exempted from her ban.
Even so, the six largest Wall Street banks, which dominate the derivatives trading business, quickly indicated that they would lobby fiercely to defeat the entire provision.
The House-Senate conference committee is to take up a variety of other issues on Tuesday, including the regulation of credit rating agencies, and in coming weeks it will address other flash points with the banks, like limits on credit card fees.
But the likelihood that the legislation will include a relatively tough version of the Volcker Rule on proprietary trading shows how the climate has grown more difficult over the last few months for Wall Street, banks and their lobbyists.
Representative Barney Frank of Massachusetts, the chairman of the House Financial Services Committee and a leader of the conference process, said last week that House and Senate negotiators had reached “conceptual agreement” on a proposal by Senators Jeff Merkley of Oregon and Carl Levin of Michigan, both Democrats, to expressly forbid banks from trading for their own accounts or from investing in hedge funds or private equity funds.
The House bill, approved in December before Mr. Obama endorsed the ban on proprietary trading, gives the Federal Reserve the right, but not the obligation, to prohibit proprietary trading by a “systemically important” financial company. The Senate bill, approved last month, calls for a study of the effects of a ban on proprietary trading and empowers a systemic risk council to put a ban into effect.
Days after Mr. Obama said in January that he wanted new financial regulations to include a ban on proprietary trading by federally insured banks, Mr. Volcker went to Capitol Hill to explain the concept.
“Every banker I speak with knows very well what ‘proprietary trading’ means and implies,” Mr. Volcker told members of the Senate Banking committee in early February.
Four months later, Congress is still debating what it means.
Some members of the conference committee were expressing concern last week that Congress had not laid out the specifics of what Senator Richard C. Shelby called “the Volcker concept” — exactly what activity was to be allowed and what was to be forbidden.

“Despite assurances from high-ranking Treasury officials that clarity would be provided on what constitutes proprietary trading and what does not, no such clarity has been provided,” Mr. Shelby said. “This is why I call it a concept.”
If few members of Congress can agree on a definition of the Volcker Rule, even fewer have been willing to oppose its inclusion in the final version of the bill. The logic behind the ban is, for some members of Congress, more certain: banks should not be allowed to use a guarantee of government deposit insurance — indirectly financed by taxpayers — to provide themselves with cheap capital that they then use for risky trading activities.
The big banks argue that the Volcker proposal is misguided, for several reasons. Although losses at major Wall Street and banking firms were clearly driven in part by sophisticated trading operations that turned out to be far riskier than assumed, the banks assert that the financial crisis of 2008 was a lending-based crisis caused by reckless loans made to unqualified home buyers. It was not, they say, a trading crisis.
While supporters of the trading ban urge banks to get back to “plain vanilla” lending, the banks say that trading can in fact be a less risky activity.
All financial activities entail risk, said John Dearie, an executive vice president of the Financial Services Forum, which represents the 19 largest banks, insurers and other financial services companies. But between the two, he said, lending “is arguably the riskiest activity that any financial entity can engage in. It is money out the door that banks hope will be paid back.”
For all the intensity of the arguments, even the stricter version of the Volcker Rule would not greatly change the risk structure of most banks. Few banks engage in proprietary trading to any great degree, their lobbying groups insist.
Goldman Sachs has said proprietary trading accounts for about 10 percent of its revenue. Financial analysts estimate the figure is about half that for institutions with large commercial banking operations, like JPMorgan Chase and Bank of America.
And while it looks like there is considerable support for a strengthened version of the Volcker Rule, Congress did see fit to carve out a few exemptions for banks to trade for their own accounts — in government securities.
Perhaps mindful that the federal government is burdened with debt related in part to the financial crisis and its aftermath, the proposals say that banks will continue to be allowed to trade government bonds, including securities issued by Fannie Mae, Freddie Mac, Ginnie Mae and other government-sponsored enterprises.
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The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions.

Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. The Toronto-Dominion Bank and The South Financial Group, Inc. have filed with the SEC a Registration Statement on Form F-4 containing a preliminary proxy statement/prospectus and each of the companies plans to file with the SEC other documents regarding the proposed transaction. Shareholders are encouraged to read the preliminary proxy statement/prospectus regarding the proposed transaction and the definitive proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC because they contain important information. Shareholders may obtain a free copy of the preliminary proxy statement/prospectus, and will be able to obtain a free copy of the definitive proxy statement/prospectus when it becomes available, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the definitive proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the definitive proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010, and the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the above-referenced Registration Statement on Form F-4, which was filed with the SEC on June 10, 2010, and other relevant materials to be filed with the SEC when they become available.